3-11-02

02025493

Executed Copy
1124843
333-12658

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 11, 2002

Datalex plc

(Translation of registrant's name into English)

Howth House
Harbour Road
Howth, County Dublin
Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Datalex plc

INDEX TO EXHIBITS

Item

1. Press Release for Datalex dated March 11, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datalex plc

Date: March 11, 2002

By:
Name: Liam Booth
Title: Finance Director

DATALEX

Item 1.

For more information, contact:

Frank Mantero
Global PR Director, Datalex
+ 1 770-255-2470
frank.mantero@datalex.com

Geraldine Van Esbeck
Slattery PR
+ 353 1 6614055
gvanesbeck@slatterypr.ie

Datalex Acquires Remaining Stake in Yatra

Atlanta and Dublin, Ireland/ March 11, 2002 -- Datalex (NASDAQ: DLEX; ISE: DLE), a leading provider of technology solutions for the global travel industry, today announced that the company has acquired 100% ownership of US-based Yatra Corporation, a developer of online corporate travel management solutions. Datalex initially took a fifty percent holding in Yatra in November 2000.

Effective immediately, the agreement will result in a closer integration of Yatra's capabilities and expertise with Datalex's global operations. The Yatra corporate solution is built on Datalex's BookIt! MATRIX™, the core Datalex technology component that provides the integration infrastructure to Datalex's suite of travel solutions.

The new merged entity will allow Datalex to take best advantage of the self-booking and corporate travel management marketplace with its unique offering designed to optimize travel procurement. Yatra's patented technology, known as Cognizer™, is a rules-based reasoning engine that can mesh more than 50 factors at the time of booking, producing itineraries that vary depending on the type of traveller and the purpose of the trip. Cognizer can also weigh itineraries based on a comparison of traveller profiles and corporate policies.

"Today's announcement provides Datalex additional resources and expertise to continue building and enhancing our flexible, open infrastructure supplied to customers through BookIt! MATRIX," said Neil Beck, Datalex CEO. "The expertise and experience of the Yatra team is an important addition to the Datalex family as we deliver on our commitment to develop new channels and provide added value to existing clients."

About Datalex

Datalex is a leading provider of technology solutions for the global travel industry. Founded in 1985, the company is headquartered in Dublin, Ireland, and maintains offices throughout the world: Europe (Amsterdam, Frankfurt, Paris, Manchester); USA (Atlanta, Petaluma); and Asia-Pacific (Melbourne, Singapore).

Datalex's customers include Aer Lingus, Air Canada, Amadeus, American Airlines, American Express, AMTRAK, California State Automobile Association, Delta Air Lines, FAR&WIDE, Galileo, KLM, Lufthansa, Norwegian Cruise Lines, Singapore Airlines, SilkAir, SNCF, Thomas Cook, Trailfinders, Travelcare and Unisys. Datalex also is a strategic partner with FAR&WIDE and Worldspan. Datalex is a publicly held company traded on both the Irish Stock Exchange (symbol: DLE) and Nasdaq (symbol: DLEX). For more information, please visit the company's Web site at www.datalex.com.

This press release contains certain forward-looking statements. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that

could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Annual Report on Form 20-F.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to travel market forecasts and budgetary and other financial targets. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, the impact of the noncash charges, changes in the Company's strategic alliances and integration processes of acquired businesses or assets, a decline in the worldwide travel market, acceptance of and demand for online travel booking products and services, changes in the structure and popularity of the Internet, rapid technological changes, changes in the euro/dollar exchange rate, changes in the political, regulatory or fiscal regime in Datalex's area of activity and general economic conditions in the countries in which Datalex operates. For a discussion of these and other factors which may have a material impact upon Datalex's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating and Financial Review and Prospects" of the Company's Annual Report on Form 20-F.